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Exhibit

Exhibit            Description

99.1                 Announcement on 2018/11/03: To clarify media reports on 3 November, 2018

99.2                 Announcement on 2018/11/05: Board’s Resolution of share repurchase program

Exhibit 99.1

To clarify media reports on 3 November, 2018

1. Date of occurrence of the event: 2018/11/03

2. Company name: United Microelectronics Corp.

3. Relationship to the Company (please enter “head office” or “subsidiaries”): head office

4. Reciprocal shareholding ratios: N/A

5. Name of the reporting media: DIGITIMES etc.

6. Content of the report:

UMC and Fujian Jinhua were charged with economic espionage, and faces a maximum fine worth up to $20 billion

7. Cause of occurrence: N/A

8. Countermeasures:

The case is in the initial stage of judicial procedure, and the process will take a long time. The reported amount is a maximum fine if convicted. However, innocent is presumed unless and until proven guilty. The Company will cope with the judicial investigations, take appropriate measures, provide evidences and raise a plea against such indictment so as to defend the Company's interests.

The Company evaluate there is no significant adverse impact to the Company, and will disclose related information according to the progress of the case.

9. Any other matters that need to be specified: None

Exhibit 99.2

Board’s Resolution of share repurchase program

1. Date of the board of directors’ resolution: 2018/11/05

2. Purpose of the share repurchase: for cancellation

3. Type of shares to be repurchased: Common shares

4. Ceiling on total monetary amount of the share repurchase: NTD$103,319,742 thousand

5. Scheduled period for the repurchase: 2018/11/06~2019/01/05

6. Number of shares to be repurchased: A maximum of 300,000,000 shares

7. Repurchase price range: NTD$7.55 to NTD$20.80 per share

8. Method for the repurchase: Purchased directly from the open market

9. Ratio of the shares to be repurchased to total issued shares of the Company: 2.41%

10. Number of the Company’s own shares held at the time of reporting: 200,000,000 shares

11. Status of repurchases within three years prior to the time of reporting:

400,000,000 shares had been repurchased from 2016/05/13 to 2018/05/04

12. Status of repurchases that have been reported but not yet completed: None

13. Minutes of the board of directors meeting that resolved for the share repurchase:

To approve the 19th share repurchase program and the declaration of capital maintenance.

(1)To approve the following items pursuant to Article 28-2, paragraph 3 of the Securities and Exchange Act and Regulations Governing Share Repurchase by Exchange-Listed and OTC-Listed Companies.

a. Purpose of the repurchase: for cancellation

b. Buyback period: 2018/11/06~2019/01/05

c. Number of shares to be repurchased: A maximum of 300,000,000 shares

d. Repurchase price range: NTD$7.55 to NTD$20.80 per share, if the market price falls below the lowest range, the company is still authorized to purchase the shares.

e. The declaration of capital maintenance.

(2)It is proposed to authorize chairman or person assigned by chairman to represent the Company to handle the amendment according to governmental direction.

Resolution: Approved

14. The rules for transfer of shares set forth in Article 10 of the Guidelines for Repurchase of Shares by Listed and OTC Companies: Not applicable

15. The rules for conversion or subscription of shares set forth in Article 11 of the Guidelines for Repurchase of Shares by Listed and OTC Companies: Not applicable

16. Declaration that the financial state of the Company has been considered by the board of directors and that its capital maintenance will not be affected:

The number of shares to be repurchased accounts for 2.41% of UMC’s outstanding shares, and the maximum amount for repurchase program is 4.45% of UMC’s total current assets. The Board of Directors states that UMC’s financial status had been considered hereby and UMC’s capital maintenance will not be affected by the repurchase program.

17. Appraisal by a CPA or securities underwriter of the reasonableness of the share repurchase price:

The buyback of these common shares in the stated price range is reasonable and will not have a material impact on UMC’s financial structure, book value per share, earnings per share, return on equity, quick ratio, current ratio and cash flow by the report of Horizon Securities.

18. Other particular specified by the Securities and Futures Bureau: None